TREKOR METALS LIMITED

Management's Discussion and Analysis

This management's discussion and analysis ("MD&A") is intended to help the reader understand Trekor Metals Limited (formerly Taseko Mines Limited; "Trekor", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment.  This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting for the three and nine months ended September 30, 2026 (the "Financial Statements").  You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedarplus.ca ("SEDAR+") and on the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system on the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of November 4, 2026.  All dollar figures stated herein are expressed in thousands of Canadian dollars ("$", "Cdn$"), unless otherwise indicated.  Included throughout this MD&A are references to non-GAAP performance measures which are denoted with an asterisk.  An explanation of these non-GAAP measures and their calculations are provided on page 26.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities, and events or developments that the Company expects are forward- looking statements.  Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.  We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.  Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TREKOR METALS LIMITED

Management's Discussion and Analysis

TREKOR METALS LIMITED

Management's Discussion and Analysis

Overview

Trekor Metals Limited (formerly Taseko Mines Limited) is a copper-focused mining company that seeks to create long-term shareholder value by acquiring, developing and operating large tonnage mineral deposits in stable jurisdictions that are capable of supporting a mine for decades.  The Company's principal assets are the wholly-owned Gibraltar mine ("Gibraltar"), which is located in central British Columbia ("BC") and is one of the largest copper mines in North America, and the Florence Copper production facility ("Florence" or "Florence Copper"), which is located in Arizona and is ramping up commercial operations.  Trekor also owns the Yellowhead copper, New Prosperity copper-gold, Aley niobium, and Harmony gold projects in British Columbia.

Highlights

	Three months ended September 30,			Nine months ended September 30,
Operating data	2026	2025	Change	2026	2025	Change
Gibraltar
Tons mined (millions)	26.1	29.3	(3.2)	76.5	82.9	(6.2)
Tons milled (millions)	7.5	7.8	(0.3)	21.7	23.4	(1.7)
Production (million pounds Cu)	33.9	27.6	6.3	94.1	67.4	26.7
Sales (million pounds Cu)	30.4	26.3	4.1	89.6	67.1	22.5

Florence Copper
Average flow rate (gpm)	4,454	-	4,454	3,042	-	3,042
Average PLS grade (g/L)	1.5	-	1.5	1.5	-	1.5
Production (million pounds Cu)	7.0	-	7.0	13.7	-	13.7
Sales (million pounds Cu)	6.9	-	6.9	12.8	-	12.8

	Three months ended September 30,			Nine months ended September 30,
Financial data	2026	2025	Change	2026	2025	Change
Revenues	342,222	173,906	168,316	909,868	429,137	480,731
Cash flows from operations	122,131	36,478	85,653	399,378	118,324	281,054
Net income (loss)	33,605	(27,838)	61,443	72,669	(34,530)	107,199
Per share - Basic ("EPS")	0.09	(0.09)	0.18	0.20	(0.11)	0.31
Earnings from mining operations before depletion, amortization and non-recurring items*	170,636	67,118	103,518	439,174	126,609	312,565
Adjusted EBITDA*	164,164	62,137	102,027	382,336	113,960	268,376
Adjusted net income (loss)*	54,589	5,584	49,005	122,611	(14,384)	136,995
Per share - Basic ("Adjusted EPS")*	0.15	0.02	0.13	0.34	(0.05)	0.39

TREKOR METALS LIMITED

Management's Discussion and Analysis

Third Quarter Highlights

• Earnings from mining operations before depletion, amortization and non-recurring items* was $170.6 million, Adjusted EBITDA* was $164.2 million and cash flow from operations was $122.1 million;

• Net income was $33.6 million ($0.09 per share) and Adjusted net income* was $54.6 million ($0.15 per share);

• Gibraltar produced 33.9 million pounds of copper, including 1.3 million pounds of copper cathode, at a total operating cost (C1)* of US$2.72 per pound of copper produced.  Copper head grades averaged 0.28% and recoveries averaged 77%;

• Gibraltar sold 30.4 million pounds of copper at an average realized copper price of US$6.40 per pound contributing to total revenues of $342.2 million for Trekor;

• Florence produced 7.0 million pounds of copper cathode in the third quarter.  Wellfield expansion continues to support the ongoing ramp-up of copper production at Florence.  Florence brought online 32 new operating wells in the third quarter;

• In July 2026, the Company submitted a Detailed Project Description ("DPD") for the Yellowhead project to the BC Environmental Assessment Office ("BC EAO").  The DPD provides more information about the proposed Yellowhead project, incorporating additional technical work and community feedback received to date.  On July 30, 2026, the BC EAO issued a Notice of Decision for Yellowhead to proceed to an environmental assessment; and

• At September 30, 2026, the Company had a cash balance of $214 million.

TREKOR METALS LIMITED

Management's Discussion and Analysis

Review of Operations

Operating data	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Gibraltar
Tons mined (millions)	26.1	26.2	24.2	28.0	29.3
Tons milled (millions)	7.5	7.2	7.0	7.2	7.8
Strip ratio	2.2	3.3	2.6	2.2	1.5
Site operating cost per ton milled*	$17.79	$16.47	$18.15	$16.61	$14.98
Copper concentrate
Head grade (%)	0.28	0.25	0.25	0.26	0.22
Recovery (%)	77.1	81.6	82.6	80.9	77.2
Production (million pounds Cu)	32.6	29.7	29.2	29.8	26.7
Sales (million pounds Cu)	29.3	31.7	26.0	30.8	25.4
Inventory (million pounds Cu)	6.8	3.8	5.9	2.9	4.0
Copper cathode
Production (thousand pounds Cu)	1,271	643	733	919	895
Sales (thousand pounds Cu)	1,175	470	938	783	905
Molybdenum concentrate
Production (thousand pounds Mo)	380	559	717	830	558
Sales (thousand pounds Mo)	358	575	708	953	421
Per unit data (US$ per Cu pound produced)[1]
Site operating cost*	$2.83	$2.81	$3.09	$2.80	$3.09
By-product credit*	(0.35)	(0.65)	(0.62)	(0.59)	(0.39)
Site operating cost, net of by-product credit*	2.48	2.16	2.47	2.21	2.70
Off-property cost*	0.24	0.25	0.16	0.26	0.17
Total operating cost (C1)*	$2.72	$2.41	$2.63	$2.47	$2.87

1 Gibraltar copper pounds produced includes copper in concentrate and copper cathode.

TREKOR METALS LIMITED

Management's Discussion and Analysis

Operations Analysis

Gibraltar

Third Quarter Review

Gibraltar delivered another strong quarter of operating performance, supported by higher grade ore mined from the lower benches of the Connector pit.  Gibraltar produced 33.9 million pounds of copper in the quarter, including 1.3 million pounds of copper cathode.

Mill throughput was 7.5 million tons in the third quarter, compared to 7.2 million tons in the second quarter.  Copper head grades averaged 0.28% and recoveries averaged 77% and were impacted by lower-recovery supergene ore from the upper benches of the next phase of mining.

The Gibraltar SX/EW plant operated with material from two leach pads during the third quarter following the successful integration of the second heap leach dump, and benefitted from increased PLS flow rates and grade.  The additional leach material contributed to higher copper cathode production of 1.3 million pounds in the third quarter.

A total of 26.1 million tons were mined in the third quarter at an average strip ratio of 2.2, as ongoing waste stripping activities continued to provide access to the next phases of the Connector pit.

Gibraltar copper sales totaled 30.4 million pounds in the quarter.  Sales were affected by the timing of shipments resulting in a build-up of an additional 3.0 million pounds of inventory during the quarter.

Gibraltar total site costs* were $144.5 million (including capitalized stripping of $10.2 million) in the third quarter, which is in line with the previous two quarters but higher than the prior year.  Diesel costs increased $9.6 million compared to the third quarter of 2025, primarily driven by higher diesel prices as a result of the ongoing conflict in the Middle East.  Explosives costs increased $3.9 million compared to the third quarter of 2025, primarily driven by higher explosives prices.  Other site costs have generally trended higher than 2025 due to broader inflationary pressures.

Molybdenum production was 380 thousand pounds in the third quarter and reflects lower recoveries in the Gibraltar molybdenum plant.  At an average molybdenum price of US$32.98 per pound for the quarter, molybdenum provided a by-product credit of US$0.35 per pound of copper produced.

Off-property costs were US$0.24 per pound of copper produced in the third quarter, compared to US$0.17 per pound of copper produced in the third quarter of 2025, reflecting higher treatment and refining charges ("TCRC") for the last year of a longer-term contract.

Total operating costs (C1)* were US$2.72 per pound of copper produced for the third quarter, compared to US$2.87 per pound of copper produced for the third quarter of 2025.  The decrease in total operating costs (C1)* was primarily driven by higher copper production and higher capitalized stripping costs, partially offset by higher site costs.

TREKOR METALS LIMITED

Management's Discussion and Analysis

Gibraltar Outlook

Gibraltar continues to provide consistent operating performance.  Mining operations are focused in the Connector pit, which will be the primary source of ore for the next several years.  Lower grades and recoveries are expected as mining transitions back to the upper benches of the Connector Pit for the next phase of mining.  The second heap leach pad was integrated into the Gibraltar SX/EW circuit earlier this year and should continue to provide higher PLS flow rates and grades going forward.  Gibraltar is expected to produce 115 to 120 million pounds of copper in 2026, an increase over original production guidance of 110 to 115 million pounds.

Site landed diesel prices remain elevated due to the continued conflict in the Middle East.  Diesel prices are currently around $0.85 per litre higher than February pre-war levels.  These higher diesel prices have increased Gibraltar's operating costs by approximately US$0.20 per pound over 2025 levels.

Molybdenum production is expected to remain at similar levels as Gibraltar advances through the Connector pit.  Strong molybdenum by-product credits are expected to continue with current molybdenum prices around US$33.00 per pound.

The Company has offtake agreements covering Gibraltar's copper concentrate production for the remainder of 2026, which contain low, and in certain cases, negative treatment and refining charges ("TCRCs") reflecting the continued tight copper smelting market.  Based on the contract terms, the Company expects overall TCRCs to be nominal in 2026.  The Company has also tendered substantially all of its 2027 tonnage to take advantage of favorable market conditions obtaining terms which include payable gold and deeply negative TCRCs.

The Company has a prudent hedging program in place to protect a minimum copper price.  Currently, the Company has copper put options in place with a strike price of US$4.75 per pound for 27 million pounds covering the fourth quarter of 2026, and US$5.00 per pound for 45 million pounds covering the first half of 2027.  The Company expects to purchase copper put options going forward to provide downside price protection while retaining full exposure to increases in the copper price.  Refer to "Financial Condition Review-Hedging Strategy" for details.

TREKOR METALS LIMITED

Management's Discussion and Analysis

Florence Copper

Third Quarter Review

Operating data	Q3 2026	Q2 2026
Florence Copper
Average PLS[1] flow rate (gpm)	4,454	3,182
Average PLS grade (g/L)	1.5	1.6
Operating production well count	141	110
Copper cathode
Production (million pounds Cu)	7.0	5.2
Sales (million pounds Cu)	6.9	5.3
Inventory (million pounds Cu)	1.0	0.8
Per unit data (US$ per Cu pound produced)
Site operating cost*	$2.89	$4.02
Production royalties[2] and other off-property costs*	0.65	0.70
Total operating cost (C1)*	$3.54	$4.72

1 Pregnant leach solution.

2 Production royalties include royalties payable to the State of Arizona and Conoco Phillips Inc.

Florence Copper is an in-situ copper recovery operation, located in Arizona, USA, designed to produce LME Grade A copper cathode without conventional open-pit mining methods or major surface disturbance.  Florence Copper has an annual production capacity of 85 million pounds of copper over the current mine life of 22 years.

Florence Copper is ramping-up production in 2026 and steady progress continued in the third quarter. Copper production increased month-over-month and no wellfield performance issues of any significance were encountered.  The operations team has stabilized key process circuits and is focusing on wellfield flow rates and PLS grades.  Florence Copper produced 7.0 million pounds of copper cathode in the third quarter compared to 5.2 million pounds in the previous quarter, driven by higher solution flow rates from the wellfield.

There are currently six drill rigs operating on site.  The first new production wells were successfully integrated into the system in early June, resulting in higher solution flow rates and PLS grades and increased copper production.  At the end of the third quarter, there were 141 production wells providing solutions to the SX/EW plant at flow rates of approximately 5,100 gallons per minute and PLS grades of 1.5 grams per litre.

Copper cathode sales for the third quarter were 6.9 million pounds.  Cathode quality has met all customer specifications and trucking logistics have been running smoothly.

Florence Copper site costs (US$ in thousands)	Three months ended September 30, 2026	Nine months ended September 30, 2026
Wellfield development capital expenditures	25,457	65,007
Commissioning and start-up costs	-	15,175
Site operating costs	24,457	55,684
Total site costs	49,914	135,866

TREKOR METALS LIMITED

Management's Discussion and Analysis

Florence Outlook

Initial flow rates across the wellfield have exceeded expectations, and work is ongoing to establish best practices for wellfield operations.  The SX/EW plant has been operating very well, producing high-quality copper cathode with no impurities.  The one area where progress remains behind the initial plan is the wellfield expansion.  Drilling rates have improved in recent months and new wells are being added on a monthly basis, however overall wellfield development is still about three months behind the original plan set out at the start of the year.

Total production at Florence Copper in 2026 is expected to be 25 to 28 million pounds of copper.  Wells recently brought online, together with those expected to come online shortly, are anticipated to support a significant increase in copper cathode production, completing the ramp-up to full production capacity in early 2027.

Florence Copper has had a fixed price contract in place for all sulfuric acid requirements in 2026.  Negotiations are in progress to establish an acid supply contract for 2027 Higher acid prices are expected next year due to reported disruptions in global acid supply chains and geopolitical events in the Middle East.

Long-term Growth Strategy

Trekor's strategy has been to grow the Company by acquiring and developing a pipeline of projects focused on copper in North America.  We continue to believe this will generate long-term returns for shareholders.  Our other development projects are located in BC, Canada.

Yellowhead copper project

In July 2025, the Company published a new report titled "Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada" (the "Yellowhead Technical Report").  Based on the Yellowhead Technical Report, the Yellowhead copper project is expected to produce 4.4 billion pounds of copper over a 25-year mine life at an average C1 cost, net of by-product credit, of US$1.90 per pound of copper produced.  During the first five years of operations, the Yellowhead project is expected to produce an average of 206 million pounds of copper per year at an average C1 cost, net of by-product credit, of US$1.62 per pound of copper produced.  The Yellowhead project also contains valuable precious metal by-products with 282,000 ounces of gold production and 19.4 million ounces of silver production over the life of mine.

The economic analysis in the Yellowhead Technical Report was prepared using a copper price of US$4.25 per pound, a gold price of US$2,400 per ounce, and a silver price of US$28.00 per ounce.

Project highlights based on the Yellowhead Technical Report are detailed below:

• Average annual copper production of 178 million pounds over a 25 year mine life at total cash costs (C1) of US$1.90 per pound of copper produced;

• Over the first five years of the mine life, copper grade is expected to average 0.32% producing an average of 206 million pounds of copper at total cash costs (C1) of US$1.62 per pound of copper produced;

• Concentrator designed to process 90,000 tonnes per day of ore with an expected copper recovery of 90%, and produce a clean copper concentrate with payable gold and silver by-products;

• Conventional open pit mining with a low strip ratio of 1.4;

• After-tax net present value of $2.0 billion (8% after-tax discount rate) and after-tax internal rate of return of 21%;

• Initial capital costs of $2.0 billion with a payback period of 3.3 years; and

TREKOR METALS LIMITED

Management's Discussion and Analysis

• Expected to be eligible for the Canadian Federal Clean Technology Manufacturing Investment Tax Credit, with 30% (approximately $540 million) of eligible initial capital costs reimbursed in year 1 of operation.

In April 2026, the Government of BC announced that the Yellowhead copper project has been added to its list of priority major projects.

In June 2025, the Yellowhead project's Initial Project Description was filed and accepted by the British Columbia Environmental Assessment Office ("BC EAO") and Impact Assessment Agency of Canada, formally commencing the Environmental Assessment ("EA") process.

In July 2026, a Detailed Project Description ("DPD") was submitted to the BC EAO providing more information about the proposed Yellowhead project, incorporating additional technical work and community and Indigenous feedback received during the Early Engagement Phase of the EA process.  More than 1,000 local community members participated in a series of open houses and events hosted by the project team.

On July 30, 2026, the EAO issued a Notice of the Decision for Yellowhead to proceed to an environmental assessment and published the Readiness Decision Report and Notice of Decision.  Yellowhead is now in the process planning phase of the EA, formalizing how the EA will be carried out and what information must be provided, who will be involved in the EA and how they will be engaged.  Scoping work is also underway for the Simpcw process - an Indigenous led, consent-based decision-making model.

In July 2026, the Company also released an Economic Impact Study, which evaluates the potential economic impact of the construction and operation of the Yellowhead project.  The study highlights the Yellowhead project as a major economic driver, with the potential to generate value-added GDP of $27 billion, significant employment and economic opportunities for local communities and businesses, and $7 billion in total government payments.

New Prosperity copper-gold project

In June 2025, the Company, the Tŝilhqot'in Nation and the Province of BC reached a historic agreement concerning the New Prosperity project (the "Teẑtan Biny Agreement").  The Teẑtan Biny Agreement ended litigation among the parties while providing certainty with respect to how the significant copper-gold resource at New Prosperity may be developed in the future.

As part of the Teẑtan Biny Agreement, Trekor contributed a 22.5% equity interest in the New Prosperity mineral tenures to a trust for the future benefit of the Tŝilhqot'in Nation.  The trust will transfer the property interest to the Tŝilhqot'in Nation if and when it consents to a proposal to pursue mineral development in the project area. Trekor retains a majority interest (77.5%) in the New Prosperity mineral tenures and can divest some or all of its interest at any time, including to other mining companies that could advance a project with the consent of the Tŝilhqot'in Nation.  However, Trekor has committed not to be the proponent (operator) of mineral exploration and development activities at New Prosperity, nor the owner of a future mine development.  Trekor has also entered into a consent agreement with the Tŝilhqot'in Nation, whereby no mineral exploration or development activity can proceed in the New Prosperity project area without the free, prior and informed consent of the Tŝilhqot'in Nation.  The Province of BC and the Tŝilhqot'in Nation have agreed to negotiate the process by which the consent of the Tŝilhqot'in Nation will be sought for any proposed mining project to proceed through an environmental assessment process and have also agreed to undertake a land-use planning process for the area of the mineral tenures and a broader area of land within Tŝilhqot'in territory.

TREKOR METALS LIMITED

Management's Discussion and Analysis

Aley niobium project

In August, the Company provided an update on technical work that has been performed on the Aley project in recent years.  Niobium is a strategically important material for high-performance steels, stainless steels, niobium alloys, superalloys, emerging magnetic materials, superconductors, energy systems, and other critical technologies.

The Company completed a Pre-Feasibility Study in 2014.  Trekor's recent technical work has been focused on refinements to the process flowsheet.  Metallurgical testwork, using material from a bulk sample taken in 2018, has confirmed the operability of a new, optimized flotation process that has yielded higher niobium recoveries and improved concentrate grades with much reduced reagent consumption.  The niobium concentrate produced was used to develop a two-stage smelting process which successfully produced marketable ferroniobium.  The proprietary flotation process has been patented by Trekor in the United States, Australia, Brazil and in Europe. The project team is also developing a hydrometallurgical flowsheet that would produce niobium oxide from Aley's flotation concentrate.

To support technical development, market positioning and commercial strategy for Aley, the Company is building a team with experience in materials engineering, metallurgy, and new business development.  The team will work with Trekor's existing technical team to advance flowsheet optimization, production plan development and market engagement.

Harmony gold project

In 2021, Trekor entered into an agreement (the "Harmony Agreement") to sell the Harmony gold project ("Harmony") to JDS Gold Inc. ("JDS"), a subsidiary of JDS Energy & Mining Inc.  The Harmony gold project is a high-grade development-stage gold project located on Graham Island in Haida Gwaii.  As part of the transaction, Trekor retained a 15% carried interest in Harmony and a 2% net smelter return royalty on the project.  Trekor also had the right to terminate the Harmony Agreement and revert to 100% ownership of Harmony if JDS did not achieve certain project development milestones and an IPO or liquidity event within an agreed timeframe.  The agreed milestones were not achieved and Trekor exercised its reversionary right to receive the Harmony mineral tenures back from JDS in late 2025.  On August 4, 2026, Trekor became the owner of the Harmony project again, and entered into a new option agreement with a company controlled by JDS Energy & Mining Inc. and affiliates.  This option agreement allows for the future transfer of the Harmony project, on the same general terms as the original 2021 transaction, if certain development milestones are achieved by January 1, 2028.

Market Review

Copper	Molybdenum	Canadian dollar/US dollar Exchange

1 Commodity prices in US dollars per pound. 2 Sources: London Metals Exchange for copper prices, Platts Metals for molybdenum prices, Bank of Canada for Canadian dollar/US dollar exchange rates.

TREKOR METALS LIMITED

Management's Discussion and Analysis

Copper prices strengthened in the third quarter supported by tightening mine supply and continued expectations for strong long-term copper demand associated with electrification, artificial intelligence and related power infrastructure.  The average benchmark LME copper price was US$6.57 in the third quarter, compared to US$6.05 per pound in the second quarter.  LME copper prices reached an all-time high of around US$6.75 per pound in the third quarter and are currently around US$6.40 per pound.  Copper prices have remained at record levels despite volatility from tensions in the Middle East, and elevated energy prices reviving concerns over inflation, slower economic growth and tighter monetary policy.

Copper markets continued to be influenced by uncertainty surrounding United States trade policy.  Expectations for potential tariffs on refined copper contributed to the movement of substantial volumes of copper into the United States, contributing to lower available inventories in other markets and supporting higher copper prices.

Supply side conditions remain challenging.  Production disruptions at several major mining operations limited the industry's ability to respond to higher copper prices, while growth in global smelting capacity has continued to outpace the availability of copper concentrate.  In Chile, a leading copper producing nation, production continues to be hindered by a combination of extreme weather and safety incidents compounding other operational setbacks from declining ore grades and prolonged underinvestment.  Disruptions in the availability of copper concentrate continued to pressure smelters, with treatment and refining charges remaining at historically low levels.  These conditions continue to indicate a tight market for copper concentrate and underscore the challenges facing the global copper supply chain.

Longer-term demand for copper is expected to remain strong, driven by strong structural demand trends in electrification, renewable energy, large-scale cloud computing and data centre infrastructure to power artificial intelligence, and overall industrial activity.  At the same time, tighter long-term supply conditions are expected to continue due to production challenges at large mines, declining ore grades and few available sources of significant new primary copper supply.  These factors support a higher copper price in the longer term as significant new mine supply lags behind growth in copper demand.

Molybdenum prices remained strong in the third quarter, supported by constrained supply and stable demand from steel and specialty alloy markets and a strong oil and gas market.  Molybdenum prices are currently around US$33.00 per pound compared to US$33.30 per pound at September 30, 2026 and the third quarter average of US$32.98 per pound.  The Company's sales agreements specify molybdenum pricing based on published Platts Metals reports.  Approximately 8% of the Company's revenue is made up of molybdenum sales.

Certain input costs remain elevated and may continue to fluctuate with market conditions.  The Company's mining operations at Gibraltar are significant consumers of diesel fuel and other petroleum-based products, and as a result, higher energy prices could adversely affect the Company's operating costs, profitability and cash flows.  Operations at Florence Copper consume a significant amount of sulfuric acid and could be impacted by higher sulfuric acid prices and increased transportation costs in 2027 and beyond.

TREKOR METALS LIMITED

Management's Discussion and Analysis

Financial Performance

Earnings

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Net income (loss)	33,605	(27,838)	61,443	72,669	(34,530)	107,199
Unrealized foreign exchange loss (gain)	273	14,287	(14,014)	26,334	(23,974)	50,308
Unrealized loss (gain) on outstanding copper and fuel options	1,832	1,923	(91)	2,691	2,574	117
Reversal of unrealized (loss) gain on settled copper options previously recognized	-	1,679	(1,679)	(30,659)	23,461	(54,120)
Fair value adjustment on Cariboo contingent performance payments	3,652	5,155	(1,503)	7,200	6,981	219
Accretion on Cariboo consideration Payable	1,817	4,041	(2,224)	4,843	9,189	(4,346)
Fair value adjustment on Florence copper stream derivative	10,688	6,220	4,468	31,108	14,986	16,122
Accretion on Florence royalty obligation	12,781	6,991	5,790	21,431	15,763	5,668
Realized costs of Florence copper stream and royalty obligation	(2,399)	-	(2,399)	(4,274)	-	(4,274)
Tax effect of sale of non-controlling interest in New Prosperity	-	-	-	-	(9,285)	9,285
Estimated tax effect of adjustments	(7,660)	(6,874)	(786)	(8,732)	(19,549)	10,817
Adjusted net income (loss)	54,589	5,584	49,005	122,611	(14,384)	136,995

The Company recorded Adjusted net income of $54.6 million ($0.15 Adjusted earnings per share) in the third quarter, compared to $5.6 million ($0.02 Adjusted earnings per share) in the third quarter of 2025, primarily driven by higher revenue resulting from higher realized copper prices as well as higher production and sales volumes as Gibraltar returned to more normalized mining operations in the Connector pit, and contribution from the ramp up of Florence Copper.  The increase in Adjusted net income was partially offset by higher site operating costs, primarily due to higher costs for diesel and explosives, and lower capitalized stripping costs.

Net income was $33.6 million ($0.09 earnings per share) in the third quarter, which included accretion on the Florence royalty obligation of $12.7 million, fair value adjustments on the Florence copper stream of $10.7 million, fair value adjustments on the Cariboo contingent performance payments of $3.7 million, accretion on Cariboo consideration payable of $1.8 million, and unrealized losses on outstanding copper put options of $1.8 million, reflecting higher prevailing copper price trends and the impact on the valuation of the respective instruments.

Net loss was $27.8 million ($0.09 loss per share) in the third quarter of 2025, which included unrealized losses on foreign exchange of $14.3 million related to the strengthening of the US dollar and the impact on the Company's US-dollar denominated debt, accretion on the Florence royalty obligation of $7.0 million, fair value adjustments on the Florence copper stream of $6.2 million, fair value adjustments on Cariboo contingent performance payments of $5.2 million, and accretion on Cariboo consideration payable of $4.0 million, reflecting higher prevailing copper price trends and the impact on the valuation of the respective instruments.

Adjusted net income was $122.6 million ($0.34 Adjusted earnings per share) in the first nine months of 2026, compared to Adjusted net loss of $14.4 million in the first nine months of 2025, primarily driven by higher revenue resulting from higher realized copper prices and higher production and sales volumes, partially offset by the realized loss of $41.7 million on the Company's copper collars covering the first half of 2026, lower capitalized stripping costs, and higher site operating costs primarily due to higher costs for diesel and explosives.

TREKOR METALS LIMITED

Management's Discussion and Analysis

Net income was $72.7 million ($0.20 earnings per share) in the first nine months of 2026, which included unrealized losses on foreign exchange of $26.3 million, fair value adjustments on the Florence copper stream of $31.1 million, accretion on Florence royalty obligation of $21.4 million, fair value adjustments on Cariboo contingent performance payments of $7.2 million, and accretion on Cariboo consideration payable of $4.8 million, reflecting higher prevailing copper price trends and the impact on the valuation of the respective instruments, partially offset by reversal of unrealized losses on settled copper collars that were previously recognized of $30.7 million.

Net loss was $34.5 million ($0.11 loss per share) in the first nine months of 2025 after adjusting for accretion on Florence royalty obligation of $15.8 million, fair value adjustments on Florence copper stream of $15.0 million, accretion on Cariboo consideration payable of $9.2 million, and fair value adjustments on Cariboo contingent performance payments of $7.0 million, reflecting higher prevailing copper price trends and the impact on the valuation of the respective instruments.  Net loss for this prior period was also impacted by the reversal of unrealized gains on settled copper options that were previously recognized of $23.5 million, partially offset by deferred tax recovery recognized on the Company's sale of a non-controlling interest in New Prosperity of $9.3 million.

Revenues

Gibraltar	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Copper contained in concentrate	252,692	151,357	101,335	707,929	388,417	319,512
Copper cathode	10,860	5,636	5,224	22,646	5,636	17,010
Molybdenum concentrate	16,812	13,903	2,909	69,699	27,491	42,208
Silver	2,411	1,737	674	3,680	4,233	(553)
Gold	-	761	(761)	653	1,501	(848)
Treatment and refining (costs) premiums	(587)	512	(1,099)	(1,123)	1,859	(2,982)
Gibraltar revenue	282,188	173,906	108,282	803,484	429,137	374,347

Florence Copper	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Copper cathode	61,004	-	61,004	107,554	-	107,554
Marketing costs	(970)	-	(970)	(1,170)	-	(1,170)
Florence Copper revenue	60,034	-	60,034	106,384	-	106,384

TREKOR METALS LIMITED

Management's Discussion and Analysis

Consolidated	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Copper contained in concentrate	252,692	151,357	101,335	707,929	388,417	319,512
Copper cathode	71,864	5,636	66,228	130,200	5,636	124,564
Molybdenum concentrate	16,812	13,903	2,909	69,699	27,491	42,208
Silver	2,411	1,737	315	3,680	4,233	(553)
Gold	-	761	(761)	653	1,501	(848)
Treatment and refining (costs) premiums	(1,557)	512	(2,069)	(2,293)	1,859	(4,152)
Revenue	342,222	173,906	168,316	909,868	429,137	480,731

Copper sales (thousand pounds)	36,172	24,397	11,775	98,894	63,626	35,268
Average realized copper price (US$ per pound)	6.40	4.49	1.91	6.11	4.36	1.75
Average LME copper price (US$ per pound)	6.40	4.44	1.96	6.09	4.33	1.76
Average exchange rate (CAD/USD)	1.40	1.38	0.02	1.39	1.40	(0.01)

Revenues from the sales of copper in concentrate increased by $101.3 million to $252.7 million in the third quarter, compared to $151.4 million in the third quarter of 2025.  The increase in revenues from the sales of copper in concentrate was attributable to a favorable price variance of $75.2 million reflecting a higher average realized copper price, a favorable volume variance of $72.3 million reflecting a higher sales volume, and a favorable foreign exchange variance of $3.9 million.

Revenues from the sales of copper in concentrate increased by $319.5 million to $707.9 million in the first nine months of 2026, compared to $388.4 million in the first nine months of 2025.  The increase in revenues from the sales of copper in concentrate was attributable to a favorable price variance of $203.7 million reflecting a higher average realized copper price and a favorable volume variance of $121.4 million reflecting higher sales volumes, partially offset by an unfavorable foreign exchange variance of $5.6 million.

Copper cathode sales at Gibraltar contributed $10.9 million to Gibraltar revenues on sales of 1.2 million pounds in the third quarter, and $22.6 million in the first nine months of 2026 on sales of 2.6 million pounds.

Copper cathode sales at Florence Copper generated $61.0 million in revenues on sales of 6.9 million pounds in the third quarter, and $107.6 million in revenues on sales of 12.8 million pounds in the first nine months of 2026.

Molybdenum revenues increased by $2.9 million to $16.8 million in the third quarter, compared to $13.9 million in the third quarter of 2025, primarily attributable to a favorable price variance of $4.8 million partially offset by an unfavorable volume variance of $1.9 million.  Molybdenum revenues increased by $42.2 million to $69.7 million in the first nine months of 2026, compared to $27.5 million in the first nine months of 2025, primarily attributable to a favorable price variance of $23.1 million and a favorable volume variance of $19.1 million.

Cost of sales

Gibraltar	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Site operating costs	134,238	117,651	16,587	379,184	272,635	106,549
Transportation costs	10,668	7,247	3,421	26,997	18,951	8,046
Changes in inventories:
Changes in finished goods	(8,075)	(1,425)	(6,650)	(16,132)	(838)	(15,294)
Changes in sulphide ore stockpiles	(1,958)	(15,279)	13,321	9,096	30,959	(21,863)
Changes in oxide ore stockpiles	(116)	(1,406)	1,290	(2,230)	(19,179)	16,949
Production costs	134,757	106,788	27,969	396,915	302,528	94,387
Depletion and amortization	34,836	27,876	6,960	92,058	75,511	16,547
Cost of sales	169,593	134,664	34,929	488,973	378,039	110,934

TREKOR METALS LIMITED

Management's Discussion and Analysis

Florence Copper	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Site operating costs	28,575	-	28,575	66,252	-	66,252
Production royalties	5,648	-	5,648	11,106	-	11,106
Transportation costs	756	-	756	1,323	-	1,323
Changes in inventories:
Changes in finished goods	1,421	-	1,421	(3,232)	-	(3,232)
Changes in inventories of copper in solution	429	-	429	(1,670)	-	(1,670)
Production costs	36,829	-	36,829	73,779	-	73,779
Depletion and amortization	10,041	-	10,041	21,230	-	21,230
Cost of sales	46,870	-	46,870	95,009	-	95,009

Consolidated	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Site operating costs	162,813	117,651	45,162	445,436	272,635	172,801
Production royalties	5,648	-	5,648	11,106	-	11,106
Transportation costs	11,424	7,247	4,177	28,320	18,951	9,369
Changes in inventories:
Changes in finished goods	(6,654)	(1,425)	(5,229)	(19,364)	(838)	(18,526)
Changes in sulphide ore stockpiles	(1,958)	(15,279)	13,321	9,096	30,959	(21,863)
Changes in oxide ore stockpiles	(116)	(1,406)	1,290	(2,230)	(19,179)	16,949
Changes in inventories of copper in solution	429	-	429	(1,670)	-	(1,670)
Production costs	171,586	106,788	64,798	470,694	302,528	168,166
Depletion and amortization	44,877	27,876	17,001	113,288	75,511	37,777
Cost of sales	216,463	134,664	81,799	583,982	378,039	205,943

Gibraltar site operating costs increased by $16.6 million to $134.2 million in the third quarter, compared to $117.7 million in the third quarter of 2025, primarily due to higher input costs on key commodities, particularly diesel and explosives.  Diesel costs increased by $9.6 million to $22.0 million in the third quarter, compared to $12.4 million in the third quarter of 2025, primarily due to higher diesel prices resulting from geopolitical tensions in the Middle East.  Explosives costs increased by $3.9 million to $11.2 million in the third quarter, compared to $7.2 million in the third quarter of 2025, primarily due to continued elevated explosives prices.  Other site costs generally increased in line with inflation.

Gibraltar site operating costs increased by $106.5 million to $379.2 million during the first nine months of 2026, compared to $272.6 million during the first nine months of 2025, primarily due higher input costs on key commodities and lower capitalized stripping costs.  Diesel costs increased by $22.0 million to $56.8 million in the first nine months of 2026, compared to $34.7 million in the first nine months of 2025, and explosives costs increased by $14.9 million to $33.3 million in the first nine months of 2026, compared to $18.4 million in the first nine months of 2025.  Capitalized stripping costs were $53.2 million in the first nine months of 2026, compared to $75.0 million in the first nine months of 2025, with the comparative period benefiting from capitalized stripping costs associated with the pushback in the Connector pit.

TREKOR METALS LIMITED

Management's Discussion and Analysis

Gibraltar transportation costs were $10.7 million in the third quarter, compared to $7.2 million in the third quarter of 2025, and $27.0 million in the first nine months of 2026, compared to $19.0 million in the first nine months of 2025, and reflect higher sales volume in the current period.

Florence Copper contributed $28.6 million to site operating costs in the third quarter and $66.3 million in site operating costs in the first nine months of 2026 as the Florence Copper production facility continues to ramp up operations.  Production royalties associated with the Florence Copper property added $5.6 million and $11.1 million to production costs in the third quarter and the first nine months of 2026, respectively.

Cost of sales was also impacted by changes in inventories.  Net movement from Gibraltar sulphide ore stockpiles was negligible in the third quarter, with the change in value associated with the stockpile primarily reflecting higher mining costs in the quarter.  Gibraltar processed 2.3 million tons of sulphide ore from stockpiles in the first nine months of 2026, with the release of costs from stockpile inventories increasing production costs by $9.1 million in the first nine months of 2026.  Gibraltar copper concentrate inventory increased by 3.1 million pounds in the third quarter and 4.0 million pounds in the first nine months of 2026 due to the timing of shipments, resulting in a decrease to production costs of $8.1 million in the third quarter and $16.1 million in the first nine months of 2026.

Florence Copper had 1.0 million pounds of finished copper cathode inventory at the end of the period and contributed to a decrease in production costs of $3.2 million in the first nine months of 2026.  Dissolved copper extracted from the Florence Copper wellfield into the pregnant leach solution through the ponds and plants resulted in $1.7 million of production costs reclassified into work-in-process inventories of copper in solutions.

Depletion and amortization increased by $17.0 million for the third quarter and $37.8 million for the first nine months of 2026, primarily due to the commencement of amortization of Florence Copper assets and Gibraltar's transition of mining activities to the Connector pit and the associated amortization of previously deferred stripping costs.

Other expenses (income)

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
General and administrative	4,363	3,439	924	13,032	10,879	2,153
Share-based compensation expense	10,021	6,205	3,816	23,358	15,949	7,409
Realized loss on settled copper options and fuel call options	103	1,107	(1,004)	41,710	4,226	37,484
Reversal of unrealized loss (gain) on settled copper collars previously recognized	-	1,679	(1,679)	(30,659)	23,461	(54,120)
Unrealized loss on outstanding copper options and fuel call options	1,832	1,923	(91)	2,691	2,574	117
Fair value adjustment on Cariboo contingent performance payments	3,652	5,155	(1,503)	7,200	6,981	219
Fair value adjustment on Florence copper stream derivative	10,688	6,220	4,468	31,108	14,986	16,122
Project evaluation expense	1,453	649	804	2,986	2,140	846
Other expenses (income), net	(22)	(22)	-	(93)	29	(122)
Other expenses	32,090	26,355	5,735	91,333	81,225	10,108

General and administrative expenses were $4.4 million in the third quarter, compared to $3.4 million in the third quarter of 2025, and $13.0 million in the first nine months of 2026, compared to $10.9 million in first nine months of 2025.  The increase in general and administrative expenses was attributable to increased personnel and scaling of corporate functions to support overall growth in operations, and certain non-recurring costs related to the renaming of the Company.

TREKOR METALS LIMITED

Management's Discussion and Analysis

Share-based compensation relates to expenses associated with the vesting of share options, restricted share units, and performance share units over their respective vesting periods, and fair value adjustments on deferred share units.  Share-based compensation expenses were $10.0 million in the third quarter, compared to $6.2 million in the third quarter of 2025, and $23.4 million in the first nine months of 2026, compared to $15.9 million in the first nine months of 2025, primarily reflecting the increase in the Company's share price in 2026 and its impact on the valuation of the Company's long-term incentive awards.  For more information, refer to Financial Statements-Note 16.

The Company realized a loss on derivatives on settled copper options of $41.7 million in the first nine months of 2026, primarily reflecting the settlement of copper collar contracts that had a call price of US$5.40 per pound.  These collars were entered into as part of the Company's hedging strategy to support its project finance and capital build out and ramp-up of Florence Copper.  In turn, unrealized losses previously recognized of $30.7 million were reversed on these copper collar contracts.

The changes in fair value of $1.8 million in the third quarter and $2.7 million in the first nine months of 2026 on the Company's outstanding copper put options for future quarters were due to changes in prevailing copper prices.

Fair value adjustment on Florence copper stream derivative was $10.7 million in the third quarter and $31.1 million in the first nine months of 2026.  Fair value adjustment on Cariboo contingent performance payment was $3.7 million in the third quarter and $7.2 million in the first nine months of 2026.  These fair value changes reflect increases in forecast copper prices applied over the term of the respective instruments.

Project evaluation expense represents costs associated with the New Prosperity project and other technical expenditures undertaken by Trekor's engineering and technical teams on various project initiatives.

Finance expenses and income

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Interest expense	16,879	18,935	(2,056)	49,987	53,426	(3,439)
Amortization of deferred financing charges	666	629	37	1,960	1,866	94
Finance income	(1,238)	(1,368)	130	(3,770)	(2,822)	(948)
Less: Capitalized interest expense	-	(8,982)	8,982	(7,221)	(22,275)	15,054
Finance expenses, net	16,307	9,214	7,093	40,956	30,195	10,761

Accretion on deferred revenue	2,332	2,558	(226)	6,938	7,589	(651)
Accretion on provision for environmental rehabilitation	854	716	138	2,537	2,150	387
Accretion on Cariboo consideration payable	1,817	4,041	(2,224)	4,843	9,189	(4,346)
Accretion on Florence royalty obligation	12,781	6,991	5,790	21,431	15,763	5,668
Accretion expenses	17,784	14,306	3,478	35,749	34,691	1,058

Net finance expenses were $16.3 million in the third quarter, compared to $9.2 million in the third quarter of 2025, and $41.0 million during the nine months ended September 30, 2026, compared to $30.2 million during the nine months ended September 30, 2025.  Interest expense decreased by $2.1 million for the third quarter compared to the same quarter in 2025, and $3.4 million for the nine months ended September 30, 2025 compared to the same period in 2025, reflecting the Company's deleveraging.  The Company also stopped capitalizing interest related to borrowings used to finance the capital spend on the Florence Copper commercial production facility as it determined that substantially all activities necessary to prepare the asset for intended use were complete.

TREKOR METALS LIMITED

Management's Discussion and Analysis

Accretion on Cariboo consideration payable was $1.8 million in the third quarter and $4.8 million in the nine months ended September 30, 2026, and reflects changes in the timing of expected cash flows arising from changes in forecast copper price assumptions applied over the remaining term of the Sojitz earn-out and the Dowa and Furukawa earn-out obligations.

Accretion on Florence royalty obligation was $12.8 million in the third quarter and $21.4 million in the nine months ended September 30, 2026, and primarily reflects changes in the timing of expected cash flows arising from changes in prevailing copper price forecasts applied over the term of the Florence royalty obligation.

Income tax

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Current income tax expense (recovery)	2,654	652	2,002	6,349	(591)	6,940
Deferred income tax expense (recovery)	24,580	2,266	22,314	56,433	(31,910)	88,343
Income tax expense (recovery)	27,234	2,918	24,316	62,782	(32,501)	95,283

Effective tax rate	44.8%	11.7%	33.1%	46.4%	48.5%	(2.1)%
Canadian statutory rate	27.0%	27.0%	-	27.0%	27.0%	-
BC mineral tax rate	9.5%	9.5%	-	9.5%	9.5%	-

A reconciliation of the effective tax rate is presented below:

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2026	2025	Change	2026	2025	Change
Income tax expense (recovery) at Canadian statutory rate of 36.5%	22,137	(9,093)	31,230	49,426	(24,459)	73,885
Permanent differences	6,585	5,093	1,492	16,009	3,474	12,535
Foreign tax rate differentials	(1,007)	389	(1,396)	1,032	589	443
Unrecognized tax benefits	(63)	5,119	(5,182)	1,349	(9,471)	10,820
Deferred tax adjustments related to prior periods	(418)	1,410	(1,828)	(5,034)	(2,634)	(2,400)
Income tax expense (recovery)	27,234	2,918	24,316	62,782	(32,501)	95,283

The effective tax rate for the third quarter is higher than the combined BC mineral tax rate and the federal and provincial statutory income tax rate due to certain expenses such as finance charges, derivative losses, and general and administrative costs that are not deductible for BC mineral tax purposes.

TREKOR METALS LIMITED

Management's Discussion and Analysis

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, until they are applied, the effective tax rate may be significantly higher or lower than statutory rates.

Financial Condition Review

Balance sheet review

(Cdn$ in thousands, unless otherwise indicated)	September 30, 2026	December 31, 2025	Change
Cash	214,174	187,961	26,213
Other current assets	199,359	156,925	42,434
Property, plant and equipment	2,259,187	2,045,452	213,735
Other assets	97,826	82,149	15,677
Total assets	2,770,546	2,472,487	298,059

Current liabilities[1]	269,298	194,313	74,985
Debt:
Senior secured notes	700,085	674,114	25,971
Equipment-related financings	55,185	72,882	(17,697)
Cariboo consideration payable	98,890	132,006	(33,116)
Florence royalty obligation	124,107	107,599	16,508
Florence copper stream	112,458	91,501	20,957
Deferred revenue	85,559	82,617	2,942
Other liabilities	432,038	338,792	93,246
Total liabilities	1,877,620	1,693,824	183,796
Equity	892,926	778,663	114,263

Net debt (debt minus cash)	541,096	559,035	(17,939)
Total common shares outstanding (million shares)	366.8	361.1	5.7

1 Current liabilities exclude the current portion of long-term debt.

The Company's asset base is principally comprised of property, plant and equipment reflecting the capital-intensive nature of its large scale, open pit mining operation at Gibraltar and the commercial SX/EW facility at Florence Copper.  Other current assets primarily include accounts receivable, inventories (concentrate and cathode inventories, ore stockpiles, copper in solution, and supplies), prepaid expenses, and marketable securities.  Copper inventories, accounts receivable and cash balances can fluctuate due to the timing of sales and cash settlements.

Property, plant and equipment increased by $213.7 million during the first nine months of 2026, which includes Florence Copper capital expenditures of $128.5 million and Gibraltar capital expenditures of $141.2 million (which includes capitalized stripping costs of $60.1 million and other capital expenditures of $81.1 million).

Net debt decreased by $17.9 million during the first nine months of 2026, reflecting a higher cash balance and the Company's debt reduction measures partially offset by the effect of a strong US dollar on the Company's US-dollar denominated debt.

Cariboo consideration payable relates to earn-out obligations arising from the acquisition of Cariboo.  The Cariboo consideration payable decreased by $33.1 million during the first nine months of 2026, primarily due to payments made to Sojitz, Dowa and Furukawa during the period.

TREKOR METALS LIMITED

Management's Discussion and Analysis

Florence royalty obligation increased by $16.5 million, primarily reflecting changes in the timing of expected cash flows driven by changes in forecast copper prices applied over the term of the obligation.  The Florence copper stream liability increased $21.0 million, primarily due to the fair value impacts associated with higher forecast copper prices applied over the term of the stream.

Deferred revenue relates to the advance payments received from OR Royalties Inc. for the sale of future silver production from Gibraltar.

Other liabilities increased by $93.2 million primarily due to changes in deferred tax liabilities.  Deferred tax liabilities increased primarily due to timing differences arising on deduction of capitalized stripping costs for both Canadian income tax and BC mineral tax purposes.

At November 4, 2026, there were 366,775,669 common shares and 5,877,946 stock options outstanding.  More information on these instruments and the terms of their exercise can be found in Financial Statements-Notes 16 and 17.

Liquidity, cash flow and capital resources

At September 30, 2026, the Company had cash of $214.2 million (December 31, 2025 - $188.0 million) and available liquidity of approximately $370.3 million including its undrawn US$110 million revolving credit facility (December 31, 2025 - $338.7 million).

Cash provided by operating activities was $122.1 million in the third quarter, compared to $36.5 million in the third quarter of 2025, and $399.4 million in the first nine months of 2026, compared to $118.3 million in the first nine months of 2025.  The increase in cash provided by operating activities was primarily driven by increased revenues from Gibraltar reflecting higher sales volumes and higher prevailing copper prices during the current quarter, and cash contribution from Florence Copper as the operation continues to ramp-up, partially offset by higher input costs for key commodities, particularly diesel and explosives.

Cash used for investing activities was $79.8 million in the third quarter, compared to $84.6 million in the third quarter of 2025.  Investing activities include $31.7 million in capital expenditures at Gibraltar ($10.2 million in capitalized stripping and $21.5 million in other capital expenditures), and $24.7 million in capital expenditures at Florence Copper.  Other project development spend was $12.6 million and primarily relates to the Company's Yellowhead project as the project advances through permitting.  The Company also settled $12.0 million in the third quarter related to copper collar contracts that expired in the month of June.

Cash used for investing activities was $294.5 million in the first nine months of 2026, compared to $342.9 million in the first nine months of 2025, and includes $123.1 million in capital expenditures at Gibraltar ($53.2 million in capitalized stripping and $69.8 million in other capital expenditures), and $112.2 million in capital expenditures at Florence Copper ($78.1 million in wellfield development costs, $21.2 million in capitalized commissioning and start-up costs, and $12.9 million in other development costs).  The Company settled $44.0 million related to copper collar contracts that expired in the first half of 2026.

Cash used for financing activities was $13.9 million in the third quarter, compared to cash provided by financing activities of $16.1 million in the third quarter of 2025.  Financing activities include $10.4 million in equipment debt repayments and $4.4 million in interest payments.

Cash used for financing activities was $81.4 million in the first nine months of 2026, compared to cash provided by financing activities of $142.4 million in the first nine months of 2025.  Financing activities for the current period includes $35.4 million in interest payments, $30.3 million in equipment debt repayments, and $22.5 million in payments related to the Cariboo earn-outs to Sojitz, Dowa and Furukawa.

TREKOR METALS LIMITED

Management's Discussion and Analysis

Liquidity outlook

At September 30, 2026, the Company had $370.3 million of available liquidity, which includes $214.2 million in cash and US$110 million undrawn capacity on its corporate revolving credit facility.

In October 2026, the Company amended and extended its corporate revolving credit facility.  The maturity date was extended by three years to October 2029, and the size of the facility was increased to US$130 million, with an additional US$50 million potentially available through an uncommitted accordion feature.

Based on current copper prices and with copper hedges in place, the Company expects stable operating margins and cash flows from Gibraltar for the remainder of 2026.

Wellfield drilling continues at Florence Copper, with six drill rigs on site, to continue the expansion of the commercial wellfield and support higher solution flow rates and increased copper production.  The Florence Copper SX/EW plant continues its ramp-up of production as additional wells and flow are added.

If needed, the Company could raise further additional capital through equity financings or asset sales, including royalties, sales of project interests, joint ventures, or additional credit facilities, including additional notes offerings or increasing borrowings from commercial banks or credit funds through one or more credit facilities including increases to its existing revolving credit facility.  The Company evaluates these financing alternatives based on a number of factors, including the prevailing metal prices and projected operating cash flows from Gibraltar and Florence Copper, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

Following a successful Florence Copper ramp-up, the Company will be focused on capital allocation and any excess liquidity in the future will be earmarked for additional debt repayment to target lower leverage levels.  Once target leverage levels are met, the Company may also evaluate potential returns to shareholders including share buy backs while balancing capital needs throughout its operations and development projects.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's capital and development projects, debt obligations and other uses of capital including potential returns to shareholders.  To mitigate commodity price risks in the short term, copper price options are entered into for a significant portion of Gibraltar's copper production and the Company has a long track history of doing so.  The Company currently has copper price protection in place for 27 million pounds of production for the fourth quarter at an LME floor price of US$4.75 per pound and for 45 million pounds of production for the first half of 2027 at an LME floor price of US$5.00 per pound.

Hedging strategy

The Company generally fixes all or substantially all of the copper prices of its copper concentrate shipments at the time of shipment.  Where the customer's offtake contract does not provide a price fixing option, the Company may look to undertake a quotational period hedge directly with a financial institution as the counterparty in order to fix the price of the shipment.

To protect against sudden and unexpected copper price volatility in the market generally, the Company's hedging strategy aims to secure a minimum price for a significant portion of future copper production using copper put options that are purchased outright.  The amount and duration of the copper hedge positions is based on an assessment of business-specific risk elements combined with the copper pricing outlook.  Copper price and quantity exposure are reviewed regularly to ensure that adequate revenue protection is in place.

TREKOR METALS LIMITED

Management's Discussion and Analysis

Hedge positions are typically extended by adding incremental quarters at established floor prices (the strike price of the copper put option) to provide the necessary price protection.  Considerations for the cost of the hedging program include an assessment of Gibraltar's and Florence Copper's estimated production costs, copper price trends and the Company's fixed capital requirements during the relevant period.  During periods of volatility or step changes in the copper price, the Company may revisit outstanding hedging contracts and determine whether copper put (floor) levels should be adjusted in line with the market while maintaining copper price protection.  The Company has reverted to shorter term floor price protection purchasing out-of-the-money put options for a modest premium.

From time to time, the Company will look at potential hedging opportunities that mitigate the risk of rising input costs, including foreign exchange and fuel prices, where such a strategy is cost effective.  To protect against a potential operating margin squeeze that could arise from oil and diesel price shocks, the Company has purchased fuel call options in the past to provide a price ceiling for diesel that is used by the mining fleet and may do so in the future.  The Company does not have any fuel price protection at this time.

A summary of the Company's outstanding hedge positions is as follows:

	Notional amount	Strike price	Term to maturity	Original cost
At September 30, 2026
Copper puts	27 million lbs	US$4.75 per lb	Q4 2026	$1.4 million
Copper puts	45 million lbs	US$5.00 per lb	H1 2027	$2.3 million

Commitments and contingencies

	Payments due
(Cdn$ in thousands)	Remainder 2026	2027	2028	2029	2030	Thereafter	Total
Debt
2030 Notes	-	-	-	-	709,400	-	709,400
Interest	29,263	58,526	58,526	58,526	29,263	-	234,104
Equipment loans
Principal	7,513	14,804	12,408	778	457	-	35,960
Interest	695	1,762	616	74	8	-	3,155
Lease liabilities
Principal	3,162	8,811	4,244	2,164	708	191	19,279
Interest	375	1,010	364	136	39	6	1,931
Cariboo consideration payable[1]	-	25,250	25,250	15,250	15,250	48,462	129,462
PER[2]	-	-	-	-	-	161,387	161,387
Capital expenditures	16,497	-	-	-	-	-	16,497
Other expenditures:
Transportation-related services[3]	207	7,141	5,400	1,350	-	-	14,098

TREKOR METALS LIMITED

Management's Discussion and Analysis

1 On March 15, 2023, the Company completed the acquisition of 50% of Cariboo from Sojitz Corporation ("Sojitz").  The acquisition price payable to Sojitz is a minimum of $60 million payable over 5 years and potential contingent payments dependent upon Gibraltar copper revenue and average annual LME copper prices.  As of September 30, 2026, $40 million of the $60 million minimum amount has been paid to Sojitz.  The remaining minimum amounts will be paid in $10 million annual instalments over the next 2 years.  There is no interest payable on these minimum amounts.  The Company estimates $43.1 million of contingent payments payable over the next 2 years, which have not been included in the table above.

On March 25, 2024, the Company completed the acquisition of the remaining 50% of Cariboo from Dowa and Furukawa.  The acquisition price payable to Dowa and Furukawa is a minimum $117 million payable over 10 years.  The amount and timing of these payments is dependent upon Gibraltar cash flow and average annual LME copper prices.

2 Provision for environmental rehabilitation ("PER") represents the net present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for Gibraltar and Florence Copper.  At September 30, 2026, the Company has provided surety bonds for $141.7 million for Gibraltar's reclamation security and US$36.1 million for Florence Copper's reclamation security.

3 Transportation-related services include ocean freight and port handling services, which are both cancelable upon certain operating circumstances.

We have $2 million of committed annual contributions remaining in connection with the Teẑtan Biny Agreement that was signed in June 2025.

Summary of Quarterly Results

(Cdn$ in thousands, except per share amounts)	2026			2025				2024
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	342,222	330,553	237,093	243,767	173,906	116,082	139,149	167,799
Net income (loss)	33,605	22,220	16,844	4,454	(27,838)	21,868	(25,814)	(21,207)
Basic EPS	0.09	0.06	0.05	0.01	(0.09)	0.07	(0.08)	(0.07)
Adjusted net income (loss)*	54,589	40,487	27,535	41,525	5,584	(13,025)	(7,117)	10,468
Adjusted basic EPS	0.15	0.11	0.08	0.11	0.02	(0.04)	(0.02)	0.03
Adjusted EBITDA*	164,164	125,094	93,463	116,464	62,137	17,432	34,391	55,602

Gibraltar copper sales (million pounds)	30.4	32.2	27.0	31.6	26.3	19.0	21.8	27.4
Gibraltar realized copper price (US$ per pound)	6.40	$6.11	$5.74	$5.13	$4.49	$4.32	$4.24	$4.13
Gibraltar total operating (C1) cost* (US$ per pound)	2.72	$2.41	$2.63	$2.47	$2.87	$3.14	$2.26	$2.42

Financial results for the last eight quarters reflect volatile copper, molybdenum prices and foreign exchange rates that impacted realized sales prices, and the variability in quarterly sales volumes due to copper grades and timing of shipments which impacted revenue recognition.

Critical Accounting Policies and Estimates

The Company's material accounting policies are presented in Note 2.2 of the consolidated financial statements for the year ended December 31, 2025.  The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.  Estimates and underlying assumptions are reviewed on an ongoing basis, and revisions are recognized in the periods in which the estimates are revised and in any future periods affected.

TREKOR METALS LIMITED

Management's Discussion and Analysis

There were no changes in accounting policies during the nine months ended September 30, 2026.

Changes in Accounting Policies

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements for the presentation and disclosure of information in the financial statements, including a prescribed structure for the statement of income, new defined subtotals, and enhanced disclosures for management-defined performance measures ("MPMs"). The standard also includes new guidance on the aggregation and disaggregation of information in the financial statements.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with retrospective application required. Early adoption is permitted.

The Company is currently evaluating the impact of adopting IFRS 18 on its interim financial statements. The standard is expected to result in changes to the presentation of the Company's consolidated statements of comprehensive income by requiring all income and expenses to be classified into the three main categories of operating, investing, and financing. Specifically, the Company anticipates changes to the presentation of certain income and expense items. For example, foreign exchange gains and losses will be classified in the same category as the items that gave rise to the exchange difference, rather than being combined into a single line item. The consolidated statement of cash flows will begin with the new IFRS 18-specified subtotal of operating profit. The Company will also provide enhanced note disclosures for any identified MPMs. The Company intends to adopt the standard on its effective date.

Internal and Disclosure Controls Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.  Internal controls over financial reporting include those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and,

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

TREKOR METALS LIMITED

Management's Discussion and Analysis

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal control over financial reporting and disclosure controls and procedures during the nine months ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

Key Management Personnel

Key management personnel ("KMP") include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on behalf of certain KMP.  This retirement compensation arrangement (the "RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service.  Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.  Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits.  In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 12-months' to 18-months' salary.  In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change in control, these executive officers are entitled to receive, among other things, an amount ranging from 12-months' to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to Financial Statements-Note 16).

Compensation for KMP (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2026	2025	2026	2025
Salaries and benefits	1,044	1,105	4,764	5,340
Post-employment benefits	160	418	482	858
Share-based compensation	9,729	5,770	19,404	14,044
Total KMP compensation	10,933	7,293	24,650	20,242

Non-GAAP Performance Measures

This MD&A includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS Accounting Standards.  These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers.  The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS Accounting Standards measures, to enhance their understanding of the Company's performance.  These measures have been derived from the Company's financial statements and applied on a consistent basis.  The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS Accounting Standards measures.

TREKOR METALS LIMITED

Management's Discussion and Analysis

Total operating cost and site operating cost, net of by-product credit

Total operating cost includes all costs absorbed into inventory, as well as transportation costs and insurance recoverable.  Site operating cost is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales.  Site operating cost, net of by-product credit is calculated by subtracting by-product credits from site operating cost.  Site operating cost, net of by-product credit per pound is calculated by dividing the aggregate of the applicable costs by pounds of copper produced.  Total operating cost per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by pounds of copper produced.  By-product credit is calculated based on actual sales of molybdenum (net of treatment costs), silver and gold during the period divided by the total pounds of copper produced during the period.  These measures are calculated on a consistent basis for the periods presented.

Gibraltar (Cdn$ in thousands)	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Gibraltar cost of sales	169,593	172,328	147,051	146,919	134,664
Less:
Depletion and amortization	(34,836)	(29,225)	(27,997)	(27,207)	(27,876)
Changes in inventories of finished goods	8,075	(7,637)	15,694	(2,611)	1,425
Changes in inventories of ore stockpiles	2,074	(7,608)	(1,332)	13,473	16,685
Transportation costs	(10,668)	(9,934)	(6,395)	(10,989)	(7,247)
Gibraltar site operating costs	134,238	117,924	127,021	119,585	117,651
Less by-product credits:
Molybdenum, net of treatment costs	(16,812)	(25,878)	(27,009)	(25,095)	(13,903)
Silver, excluding amortization of deferred revenue	413	(1,252)	2,026	312	(295)
Gold	-	(86)	(567)	(619)	(761)
Gibraltar site operating costs, net of by-product credits	117,839	90,708	101,471	94,183	102,692
Gibraltar total copper produced (thousand pounds)	33,876	30,323	29,893	30,712	27,593
Total costs per pound produced (CA$ per pound)	3.48	2.99	3.39	3.07	3.72
Average exchange rate for the period (CAD/USD)	1.40	1.38	1.37	1.39	1.38
Gibraltar site operating costs, net of by-product credits (US$ per pound)	2.48	2.17	2.47	2.21	2.70
Gibraltar site operating costs, net of by-product credits	117,839	90,708	101,471	94,183	102,692
Add off-property costs:
Treatment and refining costs	664	363	96	394	(512)
Transportation costs	10,668	9,934	6,395	10,989	7,247
Gibraltar total operating costs	129,171	101,005	107,962	105,566	109,427
Gibraltar total operating costs (C1) (US$ per pound)	$2.72	$2.41	$2.63	$2.47	$2.87

TREKOR METALS LIMITED

Management's Discussion and Analysis

Florence Copper (Cdn$ in thousands)	Q3 2026	Q2 2026
Florence Copper cost of sales	46,870	43,493
Less:
Depletion and amortization	(10,041)	(10,020)
Changes in inventories of finished goods	(1,421)	473
Changes in copper inventories in solution	(429)	(191)
Production royalties	(5,648)	(4,430)
Transportation costs	(756)	(567)
Florence Copper site operating costs	28,575	28,758
Add off-property costs:
Production royalties	5,648	4,430
Transportation and marketing costs	756	567
Florence Copper total operating costs	34,979	33,755
Florence Copper total copper produced (thousand pounds)	7,048	5,183
Total costs per pound produced (CA$ per pound)	4.96	6.51
Average exchange rate for the period (CAD/USD)	1.40	1.38
Florence Copper total operating costs (C1) (US$ per pound)	$3.54	$4.72

Gibraltar total site costs

Gibraltar total site costs include site operating costs charged to cost of sales and mining costs capitalized to property, plant and equipment in the period.  This measure is intended to capture total site operating costs incurred at Gibraltar during the period calculated on a consistent basis for the periods presented.

Gibraltar (Cdn$ in thousands)	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Gibraltar site operating costs (included in cost of sales)	134,238	117,924	127,021	119,585	117,651
Gibraltar capitalized stripping costs	10,219	27,848	15,169	5,986	6,106
Total site costs	144,457	145,772	142,190	125,571	123,757

Adjusted net income (loss) and Adjusted EPS

Adjusted net income (loss) removes the effect of the following transactions from net income (loss) as reported under IFRS Accounting Standards:

• Unrealized foreign currency gains and losses;

• Unrealized gains and losses on derivatives (including any reversals for prior periods);

• Other operating costs;

• Realized gains on processing of ore stockpiles;

• Accretion on Cariboo consideration payable;

• Accretion on Florence royalty obligation;

• Realized costs of Florence financing obligations; and

TREKOR METALS LIMITED

Management's Discussion and Analysis

• Tax effect of sale of non-controlling interest in New Prosperity.

Management believes that these transactions do not reflect the underlying operating performance of the Company's core mining business and are not necessarily indicative of future operating results.  Furthermore, unrealized gains and losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains and losses are not necessarily reflective of the underlying operating results for the periods presented.

Adjusted earnings per share ("Adjusted EPS") is Adjusted net income (loss) attributable to common shareholders of the Company divided by the weighted average number of common shares outstanding for the period.

(Cdn$ in thousands)	Q3 2026	Q2 2026	Q1 2026	Q4 2025
Net income	33,605	22,220	16,844	4,454
Unrealized foreign exchange loss (gain)	273	13,890	12,171	(9,000)
Unrealized (gain) loss and fair value adjustments on derivatives	16,172	3,750	(9,582)	37,676
Accretion on Cariboo consideration payable	1,817	1,765	1,261	4,048
Accretion on Florence royalty obligation	12,781	2,356	6,294	18,415
Realized costs of Florence copper stream and royalty obligation	(2,399)	(1,875)	-	-
Estimated tax effect of adjustments	(7,660)	(1,619)	547	(14,068)
Adjusted net income	54,589	40,487	27,535	41,525
Adjusted EPS	$0.15	$0.11	$0.08	$0.11

(Cdn$ in thousands)	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Net income (loss)	(27,838)	21,868	(28,560)	(21,207)
Unrealized foreign exchange (gain) loss	14,287	(40,335)	2,074	40,462
Unrealized loss (gain) and fair value adjustments on derivatives	14,977	9,489	23,536	(25,514)
Accretion on Cariboo consideration payable	4,041	4,484	664	4,543
Accretion on Florence royalty obligation	6,991	6,201	2,571	3,682
Other operating costs	-	-	-	4,132
Realized gain on processing of ore stockpiles[1]	-	-	-	1,905
Tax effect of sale of non-controlling interest in New Prosperity	-	(9,285)	-	-
Estimated tax effect of adjustments	(6,874)	(5,447)	(7,228)	2,465
Adjusted net income (loss)	5,584	(13,025)	(6,943)	10,468
Adjusted EPS	$0.02	$(0.04)	$(0.02)	$0.03

1 Realized gain on processing of ore stockpiles relates to ore stockpile inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently processed.  The realized portion of these gains have been added back to Adjusted net income (loss) in the period the inventories were processed.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") is presented as a supplemental measure of the Company's performance and ability to service debt.  Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present adjusted EBITDA because investors, analysts and rating agencies considering it useful in measuring the ability of those issuers to meet debt service obligations.

TREKOR METALS LIMITED

Management's Discussion and Analysis

Adjusted EBITDA represents net income before interest, income taxes, depreciation and amortization, and also eliminates the impact of a number of transactions that are not considered indicative of ongoing operating performance.  Certain items of expense are added back and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

• Unrealized foreign exchange gains and losses;

• Unrealized gains and losses on derivative (including any reversals for prior periods);

• Realized costs of Florence financing obligations;

• Amortization of share-based compensation expense;

• Other operating costs; and

• Realized gains on processing of ore stockpiles.

(Cdn$ in thousands)	Q3 2026	Q2 2026	Q1 2026	Q4 2025
Net income	33,605	22,220	16,844	4,454
Depletion and amortization	45,013	39,839	29,166	27,207
Finance and accretion expenses	35,329	24,932	20,214	36,925
Finance income	(1,238)	(1,058)	(1,474)	(1,098)
Income tax expense	27,234	18,891	16,657	13,096
Unrealized foreign exchange loss (gain)	273	13,890	12,171	(9,000)
Unrealized (gain) loss and fair value adjustments on derivatives	16,172	3,750	(9,582)	37,676
Realized costs of Florence copper stream and royalty obligation	(2,399)	(1,875)	-	-
Share-based compensation expense	10,175	4,505	9,467	7,204
Adjusted EBITDA	164,164	125,094	93,463	116,464

(Cdn$ in thousands)	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Net income (loss)	(27,838)	21,868	(28,560)	(21,207)
Depletion and amortization	27,974	25,210	22,425	24,641
Finance and accretion expenses	24,888	23,943	18,877	21,473
Finance income	(1,368)	(124)	(1,330)	(1,674)
Income tax expense (recovery)	2,918	(27,439)	(7,980)	11,707
Unrealized foreign exchange loss (gain)	14,287	(40,335)	2,074	40,462
Unrealized loss (gain) and fair value adjustments on derivatives	14,977	9,489	23,536	(25,514)
Share based compensation expense (recovery)	6,299	4,820	5,349	(323)
Other operating costs	-	-	-	4,132
Realized gain on processing of ore stockpiles	-	-	-	1,905
Adjusted EBITDA	62,137	17,432	34,391	55,602

Earnings from mining operations before depletion, amortization and non-recurring items

Earnings from mining operations before depletion, amortization and non-recurring items is earnings from mining operations with depletion and amortization, and any items that are not considered indicative of ongoing operating performance added back.  The Company discloses this measure, which has been derived from the Company's financial statements and applied on a consistent basis, to assist in understanding the results of the Company's operations and financial position, and it is meant to provide further information about the financial results to investors.

TREKOR METALS LIMITED

Management's Discussion and Analysis

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2026	2025	2026	2025
Earnings from mining operations	125,759	39,242	324,934	55,106
Add:
Depletion and amortization	44,877	27,876	113,288	75,511
Other operating costs (income)	-	-	952	(4,008)
Earnings from mining operations before depletion, amortization and non-recurring items	170,636	67,118	439,174	126,609

Gibraltar site operating costs per ton milled

The Company discloses this measure, which has been derived from the Company's financial statements and applied on a consistent basis, to assist in understanding the Company's Gibraltar site operations on a tons milled basis.

Gibraltar (Cdn$ in thousands)	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Gibraltar site operating costs (included in cost of sales)	134,238	117,924	127,021	119,585	117,651
Gibraltar tons milled (thousand tons)	7,545	7,159	7,000	7,200	7,852
Site operating costs per ton milled	$17.79	$16.47	$18.15	$16.61	$14.98

Technical Information

The technical information contained in this MD&A related to Florence Copper is based on the report titled "NI 43-101 Technical Report - Florence Copper Project, Pinal County, Arizona" issued on March 30, 2023 with an effective date of March 15, 2023 (the "Florence 2023 Technical Report"), which is available on SEDAR+.  The Florence 2023 Technical Report was prepared under the supervision of Richard Tremblay, P. Eng., MBA, Richard Weymark, P. Eng., MBA, and Robert Rotzinger, P. Eng.  Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is employed by the Company as Vice President, Engineering, and Mr. Rotzinger is employed by the Company as Vice President, Capital Projects.  All three are Qualified Persons as defined by NI 43-101.

The technical information contained in this MD&A related to Yellowhead is based on the report titled "Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada" issued on July 10, 2025 with an effective date of June 15, 2025 (the "Yellowhead 2025 Technical Report"), which is available on SEDAR+.  The Yellowhead 2025 Technical Report was prepared under the supervision of Richard Weymark, P. Eng., MBA, Jeremy Guichon, P. Eng., and Adil Cheema, P. Eng.  Mr. Weymark is employed by the Company as Vice President, Engineering, Mr. Guichon is employed by the Company as Director, Mine Engineering, and Mr. Cheema is employed by the Company as Director, Process Engineering.  All three are Qualified Persons as defined by NI 43-101.